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Exhibit (a)(7)

[Email to iBasis, Inc. employees, sent on July 31, 2009,
which email attached press release issued by
iBasis, Inc. on July 30, 2009
(filed with the SEC on July 30, 2009)].

July 31, 2009

Dear iBasis Employee:

       As you are a valued employee of iBasis, and since many of you are also stockholders in the Company, we wanted to update you regarding some recent developments.

       As you may know, Royal KPN N.V. ("KPN"), which owns a majority of iBasis' common stock, recently commenced an unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock it does not already own for $1.55 per share in cash. As you will read in the attached press release, iBasis announced yesterday that the Special Committee of our Board of Directors, after careful consideration with its independent financial and legal advisors, has unanimously recommended that all stockholders, other than KPN and its affiliates, reject this unsolicited offer and not tender their shares into the offer.

       The Special Committee and management are committed to maximizing value for all iBasis stockholders. Following its review, the Special Committee determined KPN's offer is opportunistic given that, among other things, it was clearly timed to exploit the Company's depressed stock price and does not take into account the range of important initiatives that we have all been working so hard to achieve together. For example, we believe the offer overlooks our recently completed integration of KPN's international wholesale long distance voice business, which is now delivering important near- and long-term benefits. In addition, in our opinion, it disregards numerous other important initiatives that are underway, which are expected to contribute to the Company's future earnings.

       During the Company meeting we emphasized that it is essential that KPN's offer have no effect on our day-to-day operations. Our individual and team objectives remain unchanged; it is business as usual at iBasis. Our customers continue to be our priority and we must remain focused on maintaining our reputation as one of the leading wholesale carrier of international long distance calls.

       Because of these developments, we will likely experience increased interest in our company, and it is important that we speak with one voice on the matter. Therefore, we ask that you please forward any calls you may receive from reporters, investors or any other outside parties to Richard Tennant at 781-505-7828.

       We recognize that many of you will have questions about the tender offer process and what it means for iBasis and for you. For now, you should know that a tender offer is an offer made directly to a company's stockholders by the bidding company to purchase their shares. A tender offer must comply with the rules and regulations of the Securities and Exchange Commission, which include certain minimum offering periods, withdrawal rights, manner of publication, and other requirements. We encourage you to read the Solicitation/Recommendation Statement on Schedule 14D-9 the Company has filed with the Securities Exchange Commission, which is available at the SEC's website at www.sec.gov.

       We will continue to keep you informed to the best of our abilities as this situation develops. If you have any questions, please contact your direct manager.

       We, along with the Special Committee and management team of iBasis, thank you for your unwavering focus and commitment to the Company.

Sincerely,
/s/ Ofer Gneezy Ofer Gneezy President and Chief Executive Officer
/s/ Gordon VanderBrug
Gordon VanderBrug Executive Vice President

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  Exhibit (a)(7)
[Email to iBasis, Inc. employees, sent on July 31, 2009, which email attached press release issued by iBasis, Inc. on July 30, 2009 (filed with the SEC on July 30, 2009)].